SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G
(Amendment No. 2)*
Under the Securities Exchange Act of 1934

Ballard Power Systems Inc.
(Name of Issuer)

Common shares
(Title of Class of Securities)

058586108
(CUSIP Number)

August 25, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 058586108
1	NAME OF REPORTING PERSON Broad-Ocean Motor (Hong Kong) Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,110,537
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,110,537
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,110,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%*
12	TYPE OF REPORTING PERSON OO

*
Percentage ownership is based upon 244,289,430 common shares of the Issuer issued and outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on August 6, 2020.

CUSIP No. 058586108
1	NAME OF REPORTING PERSON Zhongshan Broad-Ocean Motor Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,110,537
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,110,537
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,110,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%*
12	TYPE OF REPORTING PERSON HC

*
Percentage ownership is based upon 244,289,430 common shares of the Issuer issued and outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on August 6, 2020.

Item 1(a).	Name of Issuer:

Ballard Power Systems Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8, Canada

Item 2(a).	Name of Person Filing:

This amendment no. 2 to Schedule 13G is being jointly filed by the following Reporting Persons:

Broad-Ocean Motor (Hong Kong) Co. Limited
Zhongshan Broad-Ocean Motor Co., Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is:

c/o No.3 Shalang Industrial Zone, West District, Zhongshan, 528411, China

Item 2(c).	Citizenship:

The citizenship of Broad-Ocean Motor (Hong Kong) Co. Limited is Hong Kong
The citizenship of Zhongshan Broad-Ocean Motor Co., Ltd. is China

Item 2(d).	Title of Class of Securities:

Common shares, no par value

Item 2(e).	CUSIP Number:

058586108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Broad-Ocean Motor (Hong Kong) Co. Limited: 10,110,537 common shares
Zhongshan Broad-Ocean Motor Co., Ltd.: 10,110,537 common shares

(b)	Percent of class: The number of common shares each Reporting Person may be deemed to beneficially own constitutes approximately 4.1% of the common shares outstanding, based upon 244,289,430 common shares issued and outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on August 6, 2020.

(c)	Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 10,110,537 common shares

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 10,110,537 common shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  August 25, 2020

Broad-Ocean Motor (Hong Kong) Co. Limited

By:	/s/ LU Chuping
LU Chuping
Director

Zhongshan Broad-Ocean Motor Co., Ltd.

By:	/s/ LU Chuping
LU Chuping
Chairman of the Board of Directors

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement